UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Commission File Number 0-21949

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):    /   /   Form 10-K   /   /   Form 20-F   /   /   Form 11-K   /X/   Form 10-Q   /   /   Form N-SAR

For Period Ended: June 30, 2003

/ / Transition Report on Form 10-K	/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F	/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Tickets.com, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):	555 Anton Blvd., 11th Floor

City, State and Zip Code:	Costa Mesa, CA 92626

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to complete its consolidated financial statements for the fiscal year ended December 31, 2002. As previously disclosed, the Registrant received comments from the Commission Staff, which resulted in the reallocation of resources to prepare responses. In addition, in connection with completing work associated with the audit of its 2002 financial statements and preparation of responses to the Staff comments, the Registrant, in consultation with its new audit firm, PricewaterhouseCoopers LLP, identified certain issues which, although extensively reviewed with its former audit firm, Arthur Andersen LLP, will require different accounting treatment than that initially recorded by the Registrant. The Registrant is working with PricewaterhouseCoopers to determine the appropriate accounting treatment for these highly complex issues. Additionally, the Registrant has determined that more time is necessary to complete a detailed review of the financial information and associated control processes for certain of its foreign subsidiaries. As a consequence of these and other factors, the Registrant has been unable to complete the accounting work necessary to prepare the consolidated financial statements required to be included in the Registrant’s Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended March 31, 2003. The Registrant is concurrently working on its financial statements for the quarter ended June 30, 2003, but until the issues referred to above are resolved, such quarterly financial statements cannot be finalized. As a result, the Registrant’s Form 10-Q for the period ended June 30, 2003 cannot be completed in the prescribed period.

As a result of an evaluation by the Registrant’s management and its Audit Committee, the Registrant has determined that it will need to restate its interim consolidated financial statements for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. As such restatement will include material adjustments to the Registrant’s previously issued 2002 interim financial statements, financial information contained in the Registrant’s quarterly reports on Form 10-Q for the quarters ended March 31, 2002 through September 30, 2002 should not be relied upon. Although it does not have sufficient information at this time to make a determination, it is also possible that the Registrant may be required to restate its 2001 financial statements. If Arthur Andersen LLP were available to audit these financial statements as restated, they could audit the adjustments and re-issue their opinion. However, since Arthur Andersen has ceased its audit services and is no longer in a position to certify the restatement of Registrant’s 2001 financial statements, PricewaterhouseCoopers would need to perform a complete re-audit of these financial statements. A complete re-audit of the 2001 financial statements would involve a significant amount of work and take several months. Until the Registrant either determines that a restatement of the 2001 financial statements is required and a re-audit thereof is completed or that no such restatement is required, the 2001 financial statements should not be relied upon. The Registrant is still in the process of evaluating these issues.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Eric P. Bauer	714	327-5400

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          /   / Yes   /X/ No

The Registrant has not filed its Annual Report on Form 10-K for its fiscal year ended December 31, 2002 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          /X/ Yes   /   / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the work described in Part III above is completed by the Registrant, a reasonable estimate of the results cannot be made.

Tickets.com, Inc.

(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2003	By:	/s/ Eric P. Bauer

Eric P. Bauer,
Chief Finance Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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